September 25, 2012

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed on August 2, 2012 File No. 001-08787

Dear Mr. Riedler:

We are in receipt of your letter dated September 12, 2012 with respect to American International Group, Inc.’s (“AIG”) Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2012 (“Form 10-Q”). This letter sets forth AIG’s response to the Staff’s comment contained in your letter.

AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have repeated your comment below to facilitate your review.

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Mr. Jeffrey P. Riedler	-2-

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

Liquidity Adequacy Management

Dividend Restrictions, page 141

1.	We note the recent sale of shares of your common stock by the US Treasury. We also note reports in the news media this week disclosing management’s expectation that the Treasury Department will quickly sell its remaining AIG common stock and that once the Treasury’s shares are sold the registrant should be in a position to pay dividends to AIG shareholders. We also note disclosures in your Form 10-K and this Form 10-Q indicating that although there are no current contractual limitations on your ability to pay dividends, you may be limited in your ability to pay dividends in the near future as a result of being regulated as a savings and loan bank holding company and/or being designated a SIFI under Dodd-Frank. Please advise us as to how and in what manner you intend to disclose information in the future about material events, developments or communications from regulators relevant to your ability to pay dividends to your shareholders.

AIG Response

AIG will continue to monitor material developments that may be relevant to AIG’s ability to pay dividends to its shareholders, including communications from regulators, on an ongoing basis pursuant to its existing disclosure controls and procedures.

AIG will update or supplement, as applicable, its existing disclosures with respect to its ability to pay dividends to shareholders in its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. If and when material events, developments or communications from regulators relevant to AIG’s ability to pay dividends arise, AIG may also update or supplement disclosure by way of Form 8-K filings and/or press releases, as appropriate.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours,

/s/ James J. Killerlane III

James J. Killerlane III
Associate General Counsel and Assistant Secretary